One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Thomas J. Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 426 6567 Fax

March 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Karen Rossotto and Chad Eskildsen

Re:	Franklin BSP Lending Corporation, f/k/a Business Development Corporation of America
Registration Statement on Form N-2
File Number: 333-233803

Dear Ms. Rossotto and Mr. Eskildsen:

On behalf of Franklin BSP Lending Corporation, f/k/a Business Development Corporation of America (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received from Karen Rossotto of the Staff on March 3, 2022 relating to Post-Effective Amendment No. 4 (“Post-Effective Amendment No. 4”) to the Company’s Registration Statement on Form N-2 (Registration No. 333-233803) (the “Registration Statement”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used but not defined herein shall have the meaning set forth in the Registration Statement.

1.	Please confirm that expenses for the joint venture are included in affiliated fund fees and expenses (“AFFE”) row of the Fees and Expenses table.

Response:

The Registrant confirms that on a go-forward basis, it will include fees related to the joint venture in the AFFE row.

2.	Please include greater disclosure in the Registration Statement and public filings regarding the allocation of gains and fees of the joint venture.

Response: The Registrant confirms that on a go-forward basis, it will increase disclosure regarding the fees incurred by the joint venture.

3.	On page 20, please refer to General Instruction 3 for Selected Financials.

Response: The Registrant confirms that on a go-forward basis, it will include ten years of financials, as required by the form.

Karen Rossotto and Anu Dubey March 3, 2022 Page 2

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Thomas J. Cheeseman at 617.728.7162 (or by email at thomas.cheeseman@dechert.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:

Richard J. Byrne, Franklin BSP Lending Corporation

Nina K. Baryski, Franklin BSP Lending Corporation

Michael Frick, Franklin BSP Lending Corporation

Matthew J. Carter, Dechert LLP

Jonathan H. Gaines, Dechert LLP

Thomas J. Cheeseman, Dechert LLP

Yian Pan, Dechert LLP